Exhibit 21


                                                           FOR IMMEDIATE RELEASE
                                                                October 10, 1995

                HEALTHSOUTH ANNOUNCES $1.2 BILLION ACQUISITION OF
                         SURGICAL CARE AFFILIATES, INC.


BIRMINGHAM, Ala . . . HEALTHSOUTH Corporation (NYSE: HRC) announced today the signing of a definitive agreement to acquire Surgical Care Affiliates, Inc. (NYSE: SCA). The proposed transaction with SCA would add 67 surgery centers and an additional 10 under development or construction. HEALTHSOUTH's network of surgery centers will total 55 upon completion of the pending acquisition of Sutter Surgery Centers, Inc., making HEALTHSOUTH the largest surgery center company in the United States. The value of this transaction is approximately $1.2 billion.

Under the terms of the agreement, which has been approved by the boards of both companies, each share of common stock of SCA will be exchanged for 1.22 shares of HEALTHSOUTH common stock. If HEALTHSOUTH's common stock rises above $28 or falls below $22 per share, the exchange ratio is subject to adjustment. It is anticipated that the transaction will be tax-free to SCA stockholders and will be accounted for as a pooling of interests. The transaction, which is subject to approval by the stockholders of both companies, is expected to close in early 1996.

Richard M. Scrushy, HEALTHSOUTH's Chairman of the Board and Chief Executive Officer, said, "With this transaction, HEALTHSOUTH has established itself as the leading provider of outpatient healthcare services in the United States with almost 600 locations in 42 states. SCA has always been recognized as having quality surgical facilities. Given the fact that HEALTHSOUTH's rehabilitation facilities and SCA's centers overlap in nearly 70% of SCA's markets, adding these facilities to our network and eliminating duplicative costs will enable the combined network of facilities to offer managed care, insurance companies and other payors a more cost-effective and efficient integrated system of healthcare delivery. We expect this transaction to be accretive to 1996 earnings per share."

Joel C. Gordon, Chairman of the Board and Chief Executive Officer of SCA, stated, "SCA is particularly pleased to be joining with HEALTHSOUTH to create the largest outpatient healthcare services company in the country. We look forward to working together to continue


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to provide  low cost  healthcare  services  to all  payors.  The  management  of
Surgical Care considers this an excellent opportunity for its stockholders to participate in the strong growth of outpatient services that lies ahead in the new healthcare environment."

After the proposed transaction, HEALTHSOUTH will have a healthcare delivery network of approximately 600 facilities in 42 states, including 122 surgery centers, 400 outpatient rehabilitation facilities, 77 rehabilitation hospitals, and five medical centers. This transaction is subject to various regulatory and governmental reviews, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act.

Smith Barney Inc. is acting as financial advisor to HEALTHSOUTH.

                                     #######

        For more information, contact Richard M. Scrushy, Chairman & CEO;
                         Aaron Beam, Jr., Executive Vice
                    President and CFO; or Michael D. Martin,
               Senior Vice President & Treasurer at 205 967 7116